                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549
                               SCHEDULE 13D/A


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             (AMENDMENT NO. 2)*

                              LIBERTE INVESTORS
--------------------------------------------------------------------------------
                              (Name of Issuer)

              Shares of Beneficial Interest, without par value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 541537-10-6
        ------------------------------------------------------------
                               (CUSIP Number)

        R. Ted Enloe III, Liberte Investors, 600 N. Pearl, Suite 420,
                      Dallas, TX 75201, (214) 720-8950
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                              November 13, 1995
        ------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 13 Pages
                     Index to Exhibits Appears on Page 10

                                  SCHEDULE 13D

 CUSIP No.  541537-10-6                                                                                Page 2 of 13 Pages
------------------------------------------------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Robert Ted Enloe III (S.S. No. ###-##-####)

------------------------------------------------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (A) [ ]
                                                                                                                 (B) [ ]

------------------------------------------------------------------------------------------------------------------------
   3   SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


       PF, SC
------------------------------------------------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]


------------------------------------------------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States
------------------------------------------------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
      NUMBER OF             38,000
        SHARES          ------------------------------------------------------------------------------------------------
    BENEFICIALLY        8   SHARED VOTING POWER
       OWNED BY             719,000 - See Item 5
         EACH           ------------------------------------------------------------------------------------------------
      REPORTING         9   SOLE DISPOSITIVE POWER
        PERSON              38,000
        WITH            ------------------------------------------------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                            721,000 - See Item 5

------------------------------------------------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       759,000
------------------------------------------------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        [ ]


------------------------------------------------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.25%
------------------------------------------------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
------------------------------------------------------------------------------------------------------------------------


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

 CUSIP No.  541537-10-6                                                                               Page 3 of 13 Pages
------------------------------------------------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Enloe Descendants' Trust

------------------------------------------------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (A) [ ]
                                                                                                                 (B) [ ]

------------------------------------------------------------------------------------------------------------------------
   3   SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


       Not Applicable

------------------------------------------------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


------------------------------------------------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       TEXAS
------------------------------------------------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
      NUMBER OF             0
        SHARES          ------------------------------------------------------------------------------------------------
    BENEFICIALLY        8   SHARED VOTING POWER
       OWNED BY             719,000 - See Item 5
         EACH           ------------------------------------------------------------------------------------------------
      REPORTING         9   SOLE DISPOSITIVE POWER
        PERSON              0
        WITH            ------------------------------------------------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                            719,000 - See Item 5
------------------------------------------------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       719,000
------------------------------------------------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        [ ]

------------------------------------------------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.92%
------------------------------------------------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       00
------------------------------------------------------------------------------------------------------------------------


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               AMENDMENT NO. 2
                                      to
                                 SCHEDULE 13D

This statement constitutes Amendment No. 2 to and a restatement of the Schedule 13D filed on November 5, 1993, by Robert Ted Enloe III regarding Shares of Beneficial Interest, without par value (the "Shares"), of Liberte Investors, a Massachusetts business trust (the "Issuer"), as amended by Amendment No. 1 filed on November 16, 1993.

ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D relates to Shares of Beneficial Interest, without par value (the "Shares"), of Liberte Investors, a Massachusetts business trust (the "Issuer"), whose principal executive offices are located at 600 N. Pearl, Suite 420, Dallas, Texas 75201, telephone number (214) 720-8950.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(c).  This statement is filed by the following persons:

    (i) Robert Ted Enloe III, an individual whose principal business address is 600 N. Pearl, Suite 420, Dallas, Texas 75201, telephone number (214) 720-8950. Mr. Enloe's principal occupation is President and Chief Executive Officer of the Issuer.

    (ii) The Enloe Descendants' Trust (the "Trust"), a trust established under the laws of the State of Texas for the purpose of serving as a private trust for the benefit of certain members of the Enloe family, including Mr. Enloe. The principal address of the Trust is 600 N. Pearl, Suite 420, Dallas, Texas 75201, telephone number
             (214) 720-8950. The trustees of the Trust are Mr. Enloe as Investment Trustee and Edward W. "Rusty" Rose as Distribution Trustee. Mr. Rose's principal occupation is serving as the President of Cardinal Investment Co., Inc. Mr. Rose's principal business address is 500 Crescent Court, Suite 250, Dallas, Texas 75201, telephone number (214) 871-6805.

(d) During the last five years, neither Mr. Enloe, Mr. Rose nor the Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Mr. Enloe, Mr. Rose nor the Trust has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Enloe and Mr. Rose are United States citizens. The Trust is a trust organized under the laws of the State of Texas.


                              Page 4 of 13 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On October 22, 1993, the Issuer and Mr. Enloe entered into a letter agreement, which is attached as Exhibit 6 hereto, that accelerated the vesting provisions regarding the exercisability of stock options for 650,000 Shares that had been granted to Mr. Enloe by the Issuer pursuant to a Stock Option Agreement between Mr. Enloe and the Issuer dated January 31, 1993, for 250,000 Shares at an exercise price of $.15 per Share (the "First Option Agreement") and the Stock Option Agreement between Mr. Enloe and the Issuer dated May 7, 1993, for 400,000 Shares at an exercise price of $1.125 per Share (the "Second Option Agreement"; collectively with the First Option Agreement referred to herein as the "Option Agreements").

Mr. Enloe acquired the 650,000 Shares on October 22, 1993, upon the exercise, in accordance with the above-described letter agreement, of the stock options held by Mr. Enloe that had been granted to Mr. Enloe by the Issuer under the Option Agreements. The First Option Agreement and the Second Option Agreement are attached as Exhibits 1 and 2, respectively, hereto.

Of the total exercise price for the options of $487,500, Mr. Enloe paid $121,875 in cash (which amount was provided to Mr. Enloe by the Issuer as a cash bonus), and $365,625 was paid with a partial recourse promissory note (the "Note") payable to the Issuer, which Note is attached as Exhibit 7 hereto. The Note bears interest at the rate of 5% per annum, and the principal and interest on the Note is due and payable in full on or about April 22, 1999. The repayment of the Note is secured by the pledge of the 650,000 Shares acquired by Mr. Enloe in accordance with the terms of a Stock Pledge and Security Agreement dated October 22, 1993, between Mr. Enloe and the Issuer (the "Pledge Agreement"), which agreement is attached as Exhibit 8 hereto.

Effective November 13, 1995, Mr. Enloe transferred by gift 719,000 Shares to the Trust for estate planning purposes. The transaction was a bona fide gift without consideration. 650,000 of the transferred Shares remain subject to the Pledge Agreement, and continue to secure Mr. Enloe's payment of the Note. The agreement of the Issuer approving the transfer of the Shares to the Trust is attached as Exhibit 9 hereto.

ITEM 4.  PURPOSE OF THE TRANSACTION.

The purpose of the acquisition of the Shares by Mr. Enloe was for investment. Mr. Enloe may make purchases of Shares from time to time and, subject to the terms of (i) the Pledge Agreement which could affect the disposition of the 650,000 Shares directly held by the Trust upon the occurrence of an event of default under the Note, and (ii) any applicable laws, he may dispose of any or all Shares held by him at any time. Any additional acquisitions may be in the open market or in privately negotiated transactions. Except as set forth above, Mr. Enloe has no plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of
Item 4 of Schedule 13D. Mr. Enloe may, at any time and from time to time, review or reconsider his position with respect to the Issuer, and formulate plans or proposals with respect to any of such matters, but Mr. Enloe has no present intention of doing so.

Mr. Enloe transferred 719,000 Shares to the Trust for estate planning purposes. The Trust may make purchases of Shares from time to time, and subject to (i) the Pledge Agreement which could affect the disposition of 650,000 Shares upon the occurrence of an event of default under the Note, and (ii) any applicable laws, may dispose of any or all Shares held by the Trust at any time. Any additional acquisitions may be in the open market or in privately negotiated transactions.




                              Page 5 of 13 Pages

Except as set forth above, the Trust has no plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (b) through
(j), inclusive, of Item 4 of Schedule 13D. The Trust may, at any time and from time to time, review or reconsider its position with respect to the Issuer, and formulate plans or proposals with respect to any of such matters, but the Trust has no present intention of doing so.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) According to the Form 10-K/A of the Issuer filed on October 26, 1995, 12,153,658 Shares of the Issuer were outstanding on September 15, 1995. Accordingly, the 759,000 Shares beneficially owned by Mr. Enloe constitute approximately 6.25% of the Shares outstanding, and the 719,000 Shares beneficially owned by the Trust constitute approximately 5.92% of the Shares outstanding.

(b) Other than as may be affected by the terms of the Pledge Agreement upon the occurrence of an event of default of the Note, Mr. Enloe, individually and as Investment Trustee of the Trust, has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 757,000 Shares of the Issuer, which includes the 719,000 Shares beneficially owned by the Trust. With respect to 2,000 additional Shares directly owned by Mr. Enloe's wife, Mr. Enloe shares the power to dispose or direct the disposition of such Shares, but lacks voting power for such Shares. Mrs. Enloe's principal address is 8823 Briarwood Lane, Dallas, Texas 75209. Mrs. Enloe is engaged in civic and philanthropic activities. Mrs. Enloe has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Enloe is a United States citizen.

(c) Mr. Enloe acquired 650,000 Shares of the Issuer on October 22, 1993, pursuant to the exercise of stock options held by Mr. Enloe that the Issuer granted to Mr. Enloe pursuant to the Option Agreements attached as Exhibits 1 and 2 hereto. As noted in Item 3, Mr. Enloe exercised options for 250,000 of the Shares at $0.15 per Share, and exercised options for 400,000 of the Shares at $1.125 per Share. The 650,000 Shares were authorized but previously unissued Shares of the Issuer. The Pledge Agreement restricts the transfer of the 650,000 Shares. Mr. Enloe had registration rights with respect to 400,000 of such Shares, which registration rights have been assigned to the Trust. The Issuer has consented to the transfer of such Shares to the Trust and the assignment of the registration rights to the Trust, as noted in Item 6 hereof. Mr. Enloe acquired the other 69,000 Shares beneficially owned by him pursuant to a grant to him of 100,000 Shares by the Issuer (Mr. Enloe transferred back to the Issuer 31,000 of the 100,000 Shares for federal income tax withholding purposes). Of the 69,000 Shares, 38,000 Shares are held in Mr. Enloe's Keough Plan, and the remainder have been transferred to the Trust.

In contemplation of implementing a new business plan, in February 1995 the board of trustees of the Issuer approved, subject to shareholder approval, the issuance to Mr. Enloe of options to purchase 400,000 Shares at an exercise price of $1.625 per Share. Prior to obtaining shareholder approval, the Issuer decided not to implement the new business plan and consequently Mr. Enloe and the Issuer agreed that the Issuer would not seek shareholder approval of the options. The Issuer has abandoned such options and the option plan under which the options were granted, and



                              Page 6 of 13 Pages

Mr. Enloe has surrendered any claim to the options granted to them under such stock option plan. Such options never vested and were never exercisable by Mr. Enloe.

(d) Mr. Enloe has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of 38,000 Shares held by Mr. Enloe in his Keough Plan. Other than as may be affected by the terms of the Pledge Agreement which may affect the disposition of 650,000 Shares upon the occurrence of an event of default under the Note, Mr. Rose, as Distribution Trustee of the Trust, has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 719,000 Shares owned by the Trust. Mrs. Enloe has the power to direct the receipt of dividends from or the proceeds from the sale of the 2,000 Shares directly owned by her.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As further described in Item 3 above, Mr. Enloe executed the Pledge Agreement regarding the pledge to the Issuer of the 650,000 Shares acquired by Mr. Enloe upon the exercise of his stock options to secure the payment of the Note, which Note was used as partial consideration for the payment of the exercise price of such options. The Note and the Pledge Agreement are attached as Exhibits 7 and 8, respectively, hereto. The 650,000 Shares have remained subject to the Pledge Agreement subsequent to the transfer of such Shares to the Trust.

The Trust has registration rights for 400,000 of the Shares, which rights were assigned to the Trust by Mr. Enloe. The Issuer has consented to the assignment of the registration rights, which consent is attached hereto as Exhibit 9. Except as described in this Item 6, neither Mr. Enloe nor the Trust is a party to any contracts, arrangements, understandings or relationship (legal or otherwise) with respect to the Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.



              DESCRIPTION OF EXHIBIT                                                EXHIBIT NUMBER
              ----------------------                                                --------------
 Stock Option Agreement dated January 31, 1993                                          10.1*

 Stock Option Agreement dated May 7, 1993                                               10.2*

 [Deleted]                                                                              10.3*

 [Deleted]                                                                              10.4*

 [Deleted]                                                                              10.5*

 Letter Agreement dated October 22, 1993                                                10.6*

 Promissory Note dated October 22, 1993                                                 10.7*

 Pledge and Security Agreement dated October 22, 1993                                   10.8*



                              Page 7 of 13 Pages

 Agreement to Transfer of Shares and Registration Rights                                10.9


_____________________________
*Previously filed.



                              Page 8 of 13 Pages

                                   SIGNATURE

    After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


    DATED:  November 21, 1995

                                                      /s/ Robert Ted Enloe III
                                         ---------------------------------------
                                         Robert Ted Enloe III

                                         ENLOE DESCENDANTS TRUST

                                         By:          /s/ Robert Ted Enloe III
                                            ------------------------------------
                                           Robert Ted Enloe III
                                           Trustee



                              Page 9 of 13 Pages

                                 EXHIBIT INDEX


 DESCRIPTION OF EXHIBIT                                               EXHIBIT               PAGE
 ----------------------                                               -------               ----
                                                                      NUMBER
                                                                      ------

 Stock Option Agreement dated January 31, 1993                         10.1                 *

 Stock Option Agreement dated May 7, 1993                              10.2                 *

 [Deleted]                                                             10.3                 *

 [Deleted]                                                             10.4                 *

 [Deleted]                                                             10.5                 *

 Letter Agreement dated October 22, 1993                               10.6                 *

 Promissory Note dated October 22, 1993                                10.7                 *

 Pledge and Security Agreement dated October 22, 1993                  10.8                 *

 Agreement to Transfer of Shares and Registration Rights               10.9                 11

________________________

*Previously filed.




                              Page 10 of 13 Pages